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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                          Commission File Number 0-19771
                          Cusip Number 237887104


                           NOTIFICATION OF LATE FILING


(Check One):   [X Form 10-K    [_] Form 11-K    [_] Form 20-F    [ ] Form 10-Q
               [_] Form N-SAR

               For Period Ended: December 31, 2002

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



                                     PART I
                             REGISTRANT INFORMATION

DATA SYSTEMS & SOFTWARE INC.
________________________________________________________________________________
Full Name of Registrant



________________________________________________________________________________
Former Name if Applicable


200 Route 17
________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

Mahwah, New Jersey 07430
________________________________________________________________________________
City, State and Zip Code

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                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
     |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  Form  20-F,  Form 11-K or Form  N-SAR,  or portion
[X]  |         thereof  will  be  filed  on or  before  the  15th  calendar  day
     |         following  the  prescribed  due date;  or the  subject  quarterly
     |         report or transition report on Form 10-Q, or portion thereof will
     |         be filed on or  before  the  fifth  calendar  day  following  the
     |         prescribed due date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.


                                    PART III
                                   NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The registrant was not able to file the Annual Report on Form 10-K on March 31, 2003 as required due to a pending significant corporate transaction which needs to be disclosed as a significant subsequent event in the notes to the financial statements for the year ended December 31, 2002. The registrant expects this transaction and any necessary disclosures and procedures related thereto to be completed on or before the fifteenth calendar day following the original due date of the Report.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     George Morgenstern                               201         529-2026
     ---------------------------------------------------------------------------
                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [x] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company has announced its results for the year ended December 31, 2002. This press release announcing the results is annexed to this Notification.

                          Data Systems & Software Inc.
-------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date April 1, 2003                 By: /s/ Sheldon Krause
    -------------------            ---------------------------------------------
                                       Sheldon Krause, Secretary
                                       Authorized Representative

     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                                                                  DSSI LOGO

FOR IMMEDIATE RELEASE
CONTACT:
George Morgenstern, CEO
DATA SYSTEMS & SOFTWARE INC.
(201) 529-2026
E-mail: ir@dssiinc.com

                     DATA SYSTEMS & SOFTWARE INC. ANNOUNCES
         RESULTS FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2002

MAHWAH,  NEW  JERSEY  -  APRIL  1, 2003 -- DATA SYSTEMS & SOFTWARE INC. (NASDAQ:
DSSI) today announced results for the fourth quarter and year ended December 31, 2002. The Company reported net income of $ 0.2 million for the fourth quarter of 2002, which partially offset the net loss from the first three quarters of 2002 and resulted in a net loss for the year ended December 31, 2002 of $8.1 million, a decrease of $1.7 million, or 17%, from the net loss of $9.8 million reported for the year ended December 31, 2001. The net income for the quarter and reduced loss for the year were primarily due to improved results in the energy intelligence segment

     Sales for the year 2002 were $55.9 million, increasing by $10.0 million, or 22%, from $45.9 million in 2001, due to sales increases in all segments.

     Energy intelligence solution sales increased by $5.2 million, or 38%, from $13.8 million in 2001, to $19.0 million in 2002. The increase in this segment's sales was primarily attributable to fulfillment of a large contract to sell our MaingateTM C & I and PowerCAMPTM systems to a major U.S, utility and to a generally higher level of business activity in 2002 compared to 2001. Sales in the computer hardware segment continued to improve, increasing by $2.8 million, or 14%, from $19.8 million in 2001, to $22.6 million in 2002. Although sales in this segment improved through the year, the increase was primarily attributable to the $9.2 million segment sales in the fourth quarter of 2002.

     Software consulting and development sales increased by $1.9 million, or 16%, from $12.3 million in 2001, to $14.2 million in 2002. This improvement in sales was entirely attributable to the expanded revenue base achieved as a result of the Endan acquisition by dsIT in December 2001, which more than offset the general weakness in the global hi-tech markets and in the market in Israel for software consulting and development services.

     Gross profit in 2002 was $13.0 million increasing by $4.6 million, or 55%, from $8.4 million in 2001. Gross profit margins improved from 19% in 2001 to 23% in 2002. The increase in gross profit was attributable to improvements in all segments, particularly in the energy intelligence solutions segment.

     Gross profit in the energy intelligence solution segment increased by $3.4 million, or 130%, from $2.7 million, or 19% of sales, in 2001 to $6.1 million, or 32% of sales, in 2002. The increase in gross profit margin was primarily attributable to improved sales mix, with increases in sales of higher margin products and services, as well as a credit of $0.7 million related to a settlement with a former contract manufacturer which reduced cost of goods for the period.

     In the computer hardware segment, gross profit increased by $0.6 million, or 17%, primarily due to the increase in sales.

     Gross profit in the software consulting and development segment also increased by $0.6 million, or 27%, from $2.1 million, or 17% of sales, in 2001, to $2.7 million, or 19% of sales, in 2002. The increase in gross profit was primarily attributable to the increase in sales, as well as the improved gross profit margin, resulting from the segment's more efficient cost structure in 2002.

     Net loss for 2002 included a goodwill impairment charge in 2002 of $2.8 million all of which related to the writeoff of a portion of our software consulting and development segment goodwill, in addition the $0.2 million write-off of software acquired by that segment in connection with the acquisition of Endan.

     We had net interest expense in 2002 of $1.0 million as compared to net interest income of $0.6 million in 2001, reflecting lower interest income in 2002 due to use of investments to fund operating activities and increased interest expense incurred in financing transactions. Of the $1.2 million of interest expense during the year ended December 31, 2002, $0.7 million was from the amortization of interest costs associated with conversion feature of convertible debt and warrants issued in financing transactions.

     George Morgenstern, Chairman and Chief Executive Officer of DSSI commented:
"We were successful in the fourth quarter in improving operating income in each of our segments. The fourth quarter of 2002 was profitable and brought us to our highest level of operating income since the second quarter of 1998. During the year we also improved the cost structure in our software consulting and development segment and grew our computer hardware business. However our greatest achievement in 2002 has been the progress made by our energy intelligence segment, where Comverge's management team has achieved steadily improving results and market presence through the year. Comverge is currently on the verge of obtaining independent financing from a group of world-class outside investors. Negotiation of the term's of Comverge's venture financing are almost complete and we expect the definitive documents to be signed and the investment funded in the very near future. We believe that this transaction, which will give Comverge the capital and enhanced industry relationships it needs to grow its business, will herald a new era for both Comverge and DSSI."

This press release includes forward-looking statements, which are subject to risks and uncertainties, including risks associated with (i) the completion of definitive documentation and closing of the Comverge venture capital transaction, (ii) conditions in the market for energy intelligence solutions, including the pace and consequences of deregulation and competition, (iii) conditions in the computer hardware markets, (iv) the downturn in the hi-tech markets, (v) the need to raise additional capital to finance the activities of the Company's energy intelligence solutions subsidiary, which funding may not be available on a timely basis or on reasonable terms and (vi) the Company's business generally. Actual results may vary from those projected or implied by such forward-looking statements. There is no assurance that the Comverge transaction referred to in this release will be consummated in the near future or at all. A more complete discussion of risks and uncertainties which may affect the accuracy of these statements and the Company's business generally is included in under the caption "Business-Factors Which May Affect Future Results" in the Company's most recent Annual Report on Form 10-K as filed by the Company with the Securities and Exchange Commission.

Data Systems & Software Inc. is a provider of software consulting and development services, and is an authorized direct seller and value added reseller of computer hardware. Through its Comverge Technologies subsidiary, the Company provides energy intelligence solutions to utilities.

                                  Tables Follow

                  DATA SYSTEMS & SOFTWARE INC. AND SUBSIDIARIES
                           Consolidated Balance Sheets
                                 (in thousands)

                                                                                          As of December 31,
                                                                                          ------------------
                                                                                        2001*            2002
                                                                                        -----            ----
                                                                                                      (unaudited)
                                                     ASSETS
Current assets:
   Cash and cash equivalents ........................................................   $  4,025    $  1,150
   Debt securities ..................................................................      1,828           -
   Restricted cash ..................................................................        317         241
   Accounts receivable, net .........................................................     10,197      12,267
   Inventory ........................................................................        658       2,217
   Other current assets .............................................................      1,858       1,401
                                                                                        --------    --------

      Total current assets ..........................................................     18,883      17,276
                                                                                        --------    --------

Investments .........................................................................         90           -
Property and equipment, net .........................................................      2,296       1,972
Goodwill ............................................................................      7,737       4,929
Other intangible assets, net ........................................................        909         404
Long-term deposits ..................................................................      6,000       5,700
Other assets ........................................................................        676         669
Prepaid employee termination benefits ...............................................      2,653       2,355
                                                                                        --------    --------

      Total assets ..................................................................   $ 39,244    $ 33,305
                                                                                        ========    ========

                                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Short-term debt and current maturities of long-term debt, net ....................   $  2,499    $  3,755
   Trade accounts payable ...........................................................      4,010       5,185
   Accrued payroll, payroll taxes and social benefits ...............................      2,193       2,098
   Other current liabilities ........................................................      3,372       3,411
                                                                                        --------    --------
      Total current liabilities .....................................................     12,074      14,449
                                                                                        --------    --------
Long-term liabilities:
   Long-term debt ...................................................................      6,182       6,278
   Other liabilities ................................................................        285         477
   Liability for employee termination benefits ......................................      3,811       3,364
                                                                                        --------    --------

      Total long-term liabilities ...................................................     10,278      10,119
                                                                                        --------    --------
Minority interests ..................................................................      2,530       1,609
                                                                                        --------    --------

Shareholders' equity:
   Common stock $.01 par value per share; Authorized 20,000 shares;
       Issued and outstanding 8,161 shares ..........................................         82          82
   Additional paid-in capital .......................................................     36,981      37,687
   Warrants .........................................................................        114         364
   Deferred compensation ............................................................        (14)         (7)
   Accumulated deficit ..............................................................    (18,643)    (26,787)
   Treasury stock, at cost - 809 and 846 shares
    at December 31, 2001 and 2002, respectively .....................................     (3,860)     (3,913)
   Shareholder's note ...............................................................       (298)       (298)
                                                                                        --------    --------
      Total shareholders' equity ....................................................     14,362       7,128
                                                                                        --------    --------
      Total liabilities and shareholders' equity ....................................   $ 39,244    $ 33,305
                                                                                        ========    ========

*Certain amounts have been reclassified from the 2001 Form 10-K.

                  DATA SYSTEMS & SOFTWARE INC. AND SUBSIDIARIES
                      Consolidated Statements Of Operations
                      (in thousands, except per share data)

                                                        Year Ended December 31,
                                                        -----------------------
                                                           2001*         2002
                                                           -----         ----
                                                                     (unaudited)
Sales:
   Products ........................................     $ 32,717      $ 39,831
   Services ........................................       13,207        16,055
                                                         --------      --------

     ...............................................       45,924        55,886
                                                         --------      --------
Cost of sales:
   Products ........................................       27,122        30,994
   Services ........................................       10,436        11,912
                                                         --------      --------
                                                           37,558        42,906

      Gross profit .................................        8,366        12,980

Research and development expenses ..................        2,284         1,526
Selling, general and administrative expenses .......       16,671        16,754
Impairment of goodwill and investment ..............          227         2,850
Gain on sale of subsidiary .........................          397            --
                                                         --------      --------

      Operating loss ...............................      (10,419)       (8,150)

Interest income ....................................        1,104           253
Interest expense ...................................         (459)       (1,212)
Other income (loss), net ...........................          (32)          113
Minority interests .................................            -           880
                                                         --------      --------

      Loss before provision for income taxes .......       (9,806)       (8,116)

Provision (benefit) for income taxes ...............          (11)           28
                                                         --------      --------

      Net income (loss) ............................     $ (9,795)     $ (8,144)
                                                         ========      ========



Basic and diluted net loss per share: ..............     $  (1.41)     $  (1.11)
                                                         ========      ========

Weighted average number of shares outstanding -
     basic and diluted .............................        6,970         7,349
                                                         ========      ========



*Certain amounts have been reclassified from the 2001 Form 10-K.

Effective  July  1,  2002,  the Company adopted Statement of Financial Standards
(SFAS) No. 141, "Business Combinations" and effective January 1, 2002 adopted SFAS No. 142, "Goodwill and Other Intangibles". As a result, the Company ceased amortization of all goodwill beginning January 1, 2002. Had SFAS No. 142 been adopted by the Company effective January 1, 2001, net loss and net loss per share, basic and diluted, would have been as follows (in thousands, except per share data):

                                                Year ended
                                                December 31,
                                                    2001
                                                    ----

Net loss, as reported ................. . . . .    $(9,795)
Plus: Goodwill amortization, net of income taxes       502
                                                   -------
Adjusted net loss .................... . . . . .   $(9,293)
                                                   =======

Net loss per share:
   Basic and diluted - as reported .............   $ (1.41)
                                                   =======
   Basic and diluted - as adjusted .............   $ (1.33)
                                                   =======

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